03010121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Banc of America Mortgage Securities, Inc.
Exact name of registrant as specified in charter

0001207409
Registrant CIK Number

Form 8K for 2/19-03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-101500
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia.

Banc of America Mortgage Securities, Inc.
(Registrant)

By: Judy L
Name: Judy Lowman
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

B03BFINAL - Price/Yield - 2A1

Balance	$100,000,000.00	Delay	24
Coupon	4.413	Dated	2/1/2003
Settle	2/25/2003	First Payment	3/25/2003

Price	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	22 CPR To Roll	25 CPR To Roll	30 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll	70 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.73400	4.177	4.106	4.063	4.044	4.014	3.959	3.827	3.660	3.444	3.165
100.76525	4.169	4.095	4.051	4.032	4.001	3.944	3.808	3.636	3.414	3.127
100.79650	4.161	4.085	4.039	4.020	3.988	3.929	3.789	3.612	3.384	3.088
100.82775	4.153	4.075	4.028	4.007	3.975	3.915	3.771	3.588	3.353	3.049
100.85900	4.145	4.064	4.016	3.995	3.962	3.900	3.752	3.565	3.323	3.011
100.89025	4.137	4.054	4.004	3.983	3.948	3.885	3.733	3.541	3.293	2.972
100.92150	4.129	4.044	3.993	3.971	3.935	3.870	3.714	3.517	3.263	2.934
100.95275	4.120	4.033	3.981	3.958	3.922	3.856	3.696	3.493	3.232	2.895
100.98400	4.112	4.023	3.970	3.946	3.909	3.841	3.677	3.470	3.202	2.857
101.01525	4.104	4.013	3.958	3.934	3.896	3.826	3.658	3.446	3.172	2.819
101.04650	**4.096**	**4.002**	**3.946**	**3.922**	**3.883**	**3.811**	**3.640**	**3.422**	**3.142**	**2.780**
101.07775	4.088	3.992	3.935	3.910	3.870	3.797	3.621	3.398	3.112	2.742
101.10900	4.080	3.982	3.923	3.898	3.857	3.782	3.602	3.375	3.082	2.703
101.14025	4.072	3.971	3.911	3.885	3.844	3.767	3.584	3.351	3.052	2.665
101.17150	4.064	3.961	3.900	3.873	3.831	3.752	3.565	3.328	3.022	2.627
101.20275	4.056	3.951	3.888	3.861	3.818	3.738	3.546	3.304	2.992	2.589
101.23400	4.047	3.941	3.877	3.849	3.805	3.723	3.528	3.280	2.962	2.550
101.26525	4.039	3.930	3.865	3.837	3.792	3.708	3.509	3.257	2.932	2.512
101.29650	4.031	3.920	3.854	3.825	3.779	3.694	3.490	3.233	2.902	2.474
101.32775	4.023	3.910	3.842	3.813	3.766	3.679	3.472	3.210	2.872	2.436
101.35900	4.015	3.899	3.830	3.801	3.753	3.664	3.453	3.186	2.842	2.398
WAL	4.276	3.322	2.930	2.787	2.584	2.278	1.771	1.380	1.072	0.832
Mod Durn	3.802	2.992	2.656	2.533	2.358	2.093	1.650	1.302	1.025	0.804
Principal Window	Mar03 - Jan08	Mar03 - Jan08	Mar03 - Jan08	Mar03 - Jan08	Mar03 - Jan08	Mar03 - Jan08	Mar03 - Jan08	Mar03 - Jan08	Mar03 - Jan08	Mar03 - Jan08
LIBOR_1YR	1.42	1.42	1.42	1.42	1.42	1.42	1.42	1.42	1.42	1.42

B03BFINAL - Price/Yield - 2A8

Balance	$2,800,000.00	Delay	24
Initial Coupon	4.413	Dated	2/1/2003
Settle	2/25/2003	First Payment	3/25/2003

Price	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	35 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-23.75	4.437	4.437	4.436	4.435	4.433	4.432	4.430	4.425	4.417
99-24.75	4.429	4.426	4.424	4.421	4.418	4.415	4.411	4.400	4.386
99-25.75	4.421	4.416	4.412	4.408	4.403	4.398	4.391	4.376	4.355
99-26.75	4.413	4.405	4.400	4.395	4.388	4.381	4.372	4.352	4.324
99-27.75	4.404	4.395	4.388	4.381	4.373	4.364	4.353	4.327	4.293
99-28.75	4.396	4.384	4.377	4.368	4.358	4.347	4.334	4.303	4.262
99-29.75	4.388	4.374	4.365	4.355	4.343	4.330	4.315	4.279	4.232
99-30.75	4.380	4.363	4.353	4.341	4.328	4.313	4.296	4.254	4.201
99-31.75	4.372	4.353	4.341	4.328	4.313	4.296	4.277	4.230	4.170
100-00.75	4.363	4.342	4.329	4.315	4.298	4.279	4.258	4.206	4.139
100-01.75	**4.355**	**4.332**	**4.318**	**4.301**	**4.283**	**4.262**	**4.239**	**4.182**	**4.108**
100-02.75	4.347	4.321	4.306	4.288	4.268	4.245	4.220	4.158	4.077
100-03.75	4.339	4.311	4.294	4.275	4.253	4.228	4.200	4.133	4.047
100-04.75	4.330	4.300	4.282	4.262	4.238	4.212	4.181	4.109	4.016
100-05.75	4.322	4.290	4.270	4.248	4.223	4.195	4.162	4.085	3.985
100-06.75	4.314	4.280	4.259	4.235	4.208	4.178	4.143	4.061	3.955
100-07.75	4.306	4.269	4.247	4.222	4.193	4.161	4.124	4.037	3.924
100-08.75	4.298	4.259	4.235	4.209	4.178	4.144	4.105	4.013	3.893
100-09.75	4.290	4.248	4.223	4.195	4.163	4.127	4.086	3.989	3.863
100-10.75	4.281	4.238	4.212	4.182	4.148	4.110	4.068	3.965	3.832
100-11.75	4.273	4.227	4.200	4.169	4.134	4.094	4.049	3.941	3.801
WAL	4.276	3.322	2.930	2.584	2.278	2.008	1.771	1.380	1.072
Mod Durn	3.791	2.977	2.641	2.342	2.076	1.842	1.634	1.287	1.011
Principal Window	Mar03 - Jan08	Mar03 - Jan08	Mar03 - Jan08	Mar03 - Jan08	Mar03 - Jan08	Mar03 - Jan08	Mar03 - Jan08	Mar03 - Jan08	Mar03 - Jan08
LIBOR_1YR	1.42	1.42	1.42	1.42	1.42	1.42	1.42	1.42	1.42